Exhibit A

The following identifies the relevant subsidiary, as required under Item 7 of this Schedule 13G:

Jacobs Solutions Inc is the indirect, beneficial owner of 18,247,663 shares of Common Stock. The record holder of such shares of Common Stock is Jacobs Engineering Group Inc, which is a direct, wholly owned subsidiary of Jacobs Solutions Inc.